UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 52208 / August 4, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11962

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
BUSYBOX.COM, INC.	:	REVOKING REGISTRATION BY
	:	DEFAULT

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 24, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP was served on Respondent Busybox.com, Inc. (Busybox), on June 27, 2005, and its Answer was due twenty days later. See 17 C.F.R. § 201.220(b); OIP at 2. To date, Busybox has not filed an Answer. On July 19, 2005, the Division of Enforcement filed a motion for default against Busybox. Busybox has not filed a response. Busybox also failed to appear at the prehearing conference that I held on July 28, 2005.

Busybox is in default for failing to answer the OIP, failing to respond to a dispositive motion, failing to attend a prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.155(a), I find the following allegations to be true.

Busybox is a defunct Delaware corporation that was headquartered in Century City, California. It has a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Its securities were listed on the NASDAQ Small Cap Market from June 2000 through April 2001, and are now quoted on the Pink Sheets. Busybox is delinquent in its periodic filings, having last filed a periodic report for the period ending September 30, 2000. On July 30, 2001, the company filed a Chapter 7 bankruptcy petition in the Central District of California, which is still pending. The company has no known current assets, employees, or operations.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

Busybox has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. In view of the above, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of Busybox's securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of securities of Busybox.com, Inc., is hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge